ARIEL WAY, INC.
8000 Towers Crescent Drive
Suite 1220
Vienna, VA 22182
Tel: (703) 918-2420
Fax: (703) 991-0841

April 25, 2007

VIA FACSIMILE AND EDGAR

Ms. Michele M. Anderson, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, N. E.
Washington, D.C. 20549-3720

Facsimile no. (202) 772-9205

Mr. Donald Delaney, Facsimile no. (202) 772-9220

Re:	Registration Statement on Form SB-2 (File No. 333-127363) of Ariel Way, Inc.

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits thereto, File No. 333-127363 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on August 8, 2006. No securities have been sold pursuant to the Registration Statement and all activities in respect of the offering have been discontinued.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457 of the Securities Act.

Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact Mr. Clayton E. Parker legal counsel to the Registrant, on 305-539-3300. Please provide a copy of the Order consenting to this withdrawal to Mr. Clayton E. Parker by facsimile on 305-358-7095. Thank you for your assistance.

By:	/Arne Dunhem/
Name:	Arne Dunhem
Title:	Chief Executive Officer